Exhibit 99.1

Nevada Geothermal Power Inc. named as part of 2011 TSX Venture 50

Vancouver, B.C. (February 16, 2011) – TSX Venture Exchange announced yesterday that Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) has been named as one of the TSX Venture 50, a ranking of strong performers listed on TSX Venture Exchange.

The 2011 TSX Venture 50 is comprised of ten companies from each of five sectors; Clean Technology, Mining, Oil & Gas, Diversified Industries, and Technology & Life Sciences.

“We are very pleased to be included as part of the TSX Venture 50 for the third time running,” said Brian Fairbank, President & CEO, NGP. “Our listing on the TSX Venture Exchange continues to provide us with a valuable environment to meet our financial objectives and goals for further growth.”

The 2011 TSX Venture 50 companies were chosen based on the following criteria, with equal weighting assigned to each: share price appreciation, trading volume, market capitalization growth and analyst coverage.

"Our market provides a unique growth opportunity for early stage companies, and we are very pleased to celebrate the success of these issuers," said John McCoach, President, TSX Venture Exchange.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Ashli Gauvreau
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X124
Direct Line: 604-638-5046
Toll Free: 866-688-0808 X124
Email: agauvreau@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.